# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BETA Technologies, Inc., CIK 0001784570
CUSIP: 086921103
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 1150 Airport Drive, South Burlington, Vermont (VT), 05403
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001903793

## Reporting persons
- TPG GP A, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 16,395,435; sole dispositive power 0; shared dispositive power 16,395,435; aggregate amount beneficially owned 16,395,435 (7.4% of the class)
  Comment: The percentage beneficial ownership in Row 11 above is based on a total of 220,528,649 shares of Class A Common Stock (as defined below) outstanding as of December 1, 2025, as reported on the Issuer's (as defined below) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") on December 4, 2025.
- COULTER, JAMES G: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 16,395,435; sole dispositive power 0; shared dispositive power 16,395,435; aggregate amount beneficially owned 16,395,435 (7.4% of the class)
  Comment: The percentage beneficial ownership in Row 11 above is based on a total of 220,528,649 shares of Class A Common Stock outstanding as of December 1, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Commission on December 4, 2025.
- WINKELRIED JON: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 16,395,435; sole dispositive power 0; shared dispositive power 16,395,435; aggregate amount beneficially owned 16,395,435 (7.4% of the class)
  Comment: The percentage beneficial ownership in Row 11 above is based on a total of 220,528,649 shares of Class A Common Stock outstanding as of December 1, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Commission on December 4, 2025.

## Item 1. Issuer
Name of issuer: BETA Technologies, Inc.
Address of issuer's principal executive offices: 1150 Airport Drive, South Burlington, VT 05403

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by TPG GP A, LLC, a Delaware limited liability company ("TPG GP A"), James G. Coulter and Jon Winkelried (each, a "Reporting Person" and, together, the "Reporting Persons"), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act").

TPG GP A exercises direct or indirect control over entities that collectively hold 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the sole member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group I, L.P., a Delaware limited partnership, which is the sole member of TPG Rise Climate GenPar Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Rise Climate GenPar, L.P., a Delaware limited partnership, which is the sole member of TPG Rise Climate SPV GP, LLC, a Delaware limited liability company, which is the general partner of TPG Rise Belfry, L.P., a Delaware limited partnership ("TPG Rise Belfry"), which directly holds 16,395,435 shares of Class A Common Stock ("Class A Common Stock") of BETA Technologies, Inc. (the "Issuer").

Because of the relationship of TPG GP A to TPG Rise Belfry, TPG GP A may be deemed to beneficially own the shares of Class A Common Stock held by TPG Rise Belfry. TPG GP A is controlled by entities owned by Messrs. Coulter and Winkelried. Because of the relationship of Messrs. Coulter and Winkelried to TPG GP A, each of Messrs. Coulter and Winkelried may be deemed to beneficially own the shares of Class A Common Stock held by TPG Rise Belfry. Messrs. Coulter and Winkelried disclaim beneficial ownership of the securities held by TPG Rise Belfry except to the extent of their pecuniary interest therein.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

c/o TPG Inc.
301 Commerce Street, Suite 3300
Fort Worth, Texas 76102
Citizenship: See response to Item 4 of each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See response to Item 2(a) above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*
_______________
* Incorporated herein by reference to the Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022, which was previously filed with the Commission as Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.

## Signatures
- TPG GP A, LLC: /s/ Martin Davidson, Martin Davidson / Chief Accounting Officer (02/13/2026)
- COULTER, JAMES G: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of James G. Coulter (1) (02/13/2026)
- WINKELRIED JON: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of Jon Winkelried (2) (02/13/2026)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).